Exhibit 99.2

KORNIT DIGITAL LTD.

PROXY FOR A SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FERBUARY 27, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Guy Avidan and Nitsan Deutsch, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Kornit Digital Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Friday, January 24, 2020, at a Special General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel, on Thursday, February 27, 2020 at 12:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Special General Meeting of Shareholders of the Company and accompanying Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Special General Meeting of Shareholders and Proxy Statement of the Company (the “Proxy Statement”) relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the sole proposal, this proxy will be voted FOR that proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

KORNIT DIGITAL LTD.

February 27, 2020

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL LISTED BELOW.

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

		FOR	AGAINST	ABSTAIN
□	1. Approval of the renewal, and the future parameters, of coverage under the Company’s directors’ and officers’ liability insurance policy.	□	□	□

To change the address on your account, please check the box above and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.